UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ n° 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

PAYMENT OF INTEREST ON OWN CAPITAL AND DIVIDENDS

FISCAL YEAR 2021

I – The Board of Directors of Telefônica Brasil S.A. (“Company”) hereby announces to its shareholders that will pay Dividends (“Dividends”) and Interest on Own Capital (“IOC”) related to the fiscal year 2021, deliberated at the meetings of the Board of Directors held on February 12th, 2021; March 18th, 2021; April 15th, 2021; June 17th, 2021; September 16th, 2021; and December 10th, 2021, as well as the additional Dividends to be approved at the General Shareholders’ Meeting (“GSM”), described as follows:

Type of Payment	Declaration Date	Shareholding Position	Gross Amount (R$ million)	Gross Amount per Share (R$)	Net Amount per Share (R$)	Payment Date
IOC	02/12/2021	02/26/2021	150	0.08889560697	0.07556126592	07/19/2022
IOC	03/18/2021	03/31/2021	270	0.16009837668	0.13608362017	07/19/2022
IOC	04/15/2021	04/30/2021	280	0.16611398457	0.14119688689	07/19/2022
IOC	06/17/2021	06/30/2021	630	0.37390025008	0.31781521257	07/19/2022
IOC	09/16/2021	09/30/2021	600	0.35728835197	0.30369509918	07/19/2022
IOC	12/10/2021	12/27/2021	805	0.48004152205	0.40803529374	07/19/2022
Dividends	12/10/2021	12/27/2021	1.500	0.89448730817	0.89448730817	10/18/2022
Dividends[1]	04/26/2022	04/26/2022	2.029	1.20965948216	1.20965948216	10/18/2022
Total[1]			6.264	3.73048488265	3.48653416880

1 Dividend proposed by the Board of Directors for future resolution at the General Shareholders’ Meeting, to be held on April 26th, 2022. Amount per share subject to change until the date of the GSM, due to the eventual acquisitions within the scope of the Company’s Share Buyback Program.

Such Dividends and IOCs will be imputed to the mandatory minimum dividend for the fiscal year 2021, ad referendum of the GSM, to be held on April 26th, 2022, in accordance with the sole paragraph of article 25 and article 26 of the Company’s Bylaws, respectively.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ n° 02.558.157/0001-62 - NIRE 35.3.001.5881-4

II – WITHHOLDING INCOME TAX, ACCORDING TO CURRENT LEGISLATION

1 – IOC

An income tax of 15% is withheld at the source when paying Interest on Own Capital, and income tax is not withheld for legal entities that have proven their condition immune or exempt within the stipulated period.

2 – Dividends

Dividends are exempt from Withholding Income Tax, as established by law No. 9249/95.

III – METHODS OF PAYMENT:

1.           The shareholders who have a banking option in the register of shareholders on Banco Bradesco S/A, will be paid directly to the current accounts indicated.

2.           Shareholders with shares in Fiduciary Custory of the Stock Exchange will receive through the Brokerage Companies.

3.           The remaining shareholders should go to any branch of Banco Bradesco S/A, carrying the following documents, as the case may be:

•             Individuals: Certified copy of CPF (Individual Taxpayer Registry), RG (Identity Card) and proof of residence updated (up to 2 months expired).

•             Legal Entities: Certified copy of CNPJ (Corporate Taxpayer Registry), documents that prove representation, Bylaws, Social Contracts and respective changes, as well as the documents of the members/legal representatives (CPF/RG and proof of residence).

•             Observation: When the shareholder is represented by a proxy, it is mandatory to deliver a specific public proxy instrument, original means, to receive IOC/Dividends, accompanied by the above documents.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ n° 02.558.157/0001-62 - NIRE 35.3.001.5881-4

IV – ADDITIONAL INFORMATION:

The IOC and Dividends not claimed withing 3 (three) years from the date of payment will be prescribed and reversed in favor of the Company (Law No. 6,404, of 12/15/76, Article 287, Paragraph II, Item a).

São Paulo, February 22, 2022.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

Information available at www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 22, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director